As filed with the Securities and Exchange Commission on October 26, 2009
Registration No. 333-161764

UNITED STATES SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

Post-Effective Amendment No. 1
Form N-14

REGISTRATION STATEMENT UNDER THE SECURITIES ACT OF 1933
Pre-Effective Amendment No. 1 ☐
Post-Effective Amendment No. 1 ☒
(Check appropriate box or boxes)

Prospect Capital Corporation
(Exact Name of Registrant as Specified in Charter)

10 East 40th Street, 44th Floor
New York, NY 10016
(Address of Principal Executive Offices)

Telephone Number: (212) 448-0702
(Area Code and Telephone Number)

John F. Barry III
Brian H. Oswald
c/o Prospect Capital Management, LLC
10 East 40th Street, 44th Floor
New York, NY 10016
(212) 448-0702
(Name and Address of Agent for Service)

Copies to:

Richard T. Prins, Esq. Skadden, Arps, Slate, Meagher & Flom LLP Four Times Square New York, New York 10036 Telephone: (212) 735-5000 Facsimile: (212) 777-2790	Steven B. Boehm, Esq. Harry S. Pangas, Esq. Sutherland Asbill & Brennan LLP 1275 Pennsylvania Ave., NW Washington, DC 20004 Telephone: (202) 383-0100 Facsimile: (202) 637-3593

EXPLANATORY NOTE

This Post-Effective Amendment No. 1 to the Registration Statement on Form N-14 (File No. 333-161764) (the “Registration Statement”) is being filed in order to file the correct opinion of Grant Thornton LLP, dated September 4, 2009, included as Exhibit 14(c) to this Post-Effective Amendment No. 1. Exhibit 14(c) which was included as part of Pre-Effective Amendment No. 2 to the Registration Statement was inadvertently changed during the EDGAR process to include the date of October 20, 2009.

PART C

OTHER INFORMATION

Item 15.	Indemnification.

Maryland law permits a Maryland corporation to include in its charter a provision limiting the liability of its directors and officers to the corporation and its stockholders for money damages except for liability resulting from (a) actual receipt of an improper benefit or profit in money, property or services or (b) active and deliberate dishonesty established by a final judgment as being material to the cause of action. Prospect’s charter contains such a provision which eliminates directors’ and officers’ liability to the maximum extent permitted by Maryland law, subject to the requirements of the 1940 Act.

Prospect’s charter authorizes it, to the maximum extent permitted by Maryland law and subject to the requirements of the 1940 Act, to obligate it to indemnify any present or former director or officer or any individual who, while a director or officer and at Prospect’s request, serves or has served another corporation, real estate investment trust, partnership, joint venture, trust, employee benefit plan or other enterprise as a director, officer, partner or trustee, from and against any claim or liability to which that person may become subject or which that person may incur by reason of his or her service in any such capacity and to pay or reimburse their reasonable expenses in advance of final disposition of a proceeding. Prospect’s bylaws obligate it, to the maximum extent permitted by Maryland law and subject to the requirements of the 1940 Act, to indemnify any present or former director or officer or any individual who, while a director or officer and at Prospect’s request, serves or has served another corporation, real estate investment trust, partnership, joint venture, trust, employee benefit plan or other enterprise as a director, officer, partner or trustee and who is made, or threatened to be made, a party to the proceeding by reason of his or her service in any such capacity from and against any claim or liability to which that person may become subject or which that person may incur by reason of his or her service in any such capacity and to pay or reimburse their reasonable expenses in advance of final disposition of a proceeding. The charter and bylaws also permit Prospect to indemnify and advance expenses to any person who served a predecessor of it in any of the capacities described above and any of its employees or agents or any employees or agents of its predecessor. In accordance with the 1940 Act, Prospect will not indemnify any person for any liability to which such person would be subject by reason of such person’s willful misfeasance, bad faith, gross negligence or reckless disregard of the duties involved in the conduct of his office.

Maryland law requires a corporation (unless its charter provides otherwise, which our charter does not) to indemnify a director or officer who has been successful, on the merits or otherwise, in the defense of any proceeding to which he or she is made, or threatened to be made, a party by reason of his or her service in that capacity. Maryland law permits a corporation to indemnify its present and former directors and officers, among others, against judgments, penalties, fines, settlements and reasonable expenses actually incurred by them in connection with any proceeding to which they may be made, or threatened to be made, a party by reason of their service in those or other capacities unless it is established that (a) the act or omission of the director or officer was material to the matter giving rise to the proceeding and (1) was committed in bad faith or (2) was the result of active and deliberate dishonesty, (b) the director or officer actually received an improper personal benefit in money, property or services or (c) in the case of any criminal proceeding, the director or officer had reasonable cause to believe that the act or omission was unlawful. However, under Maryland law, a Maryland corporation may not indemnify for an adverse judgment in a suit by or in the right of the corporation or for a judgment of liability on the basis that a personal benefit was improperly received, unless in either case a court orders indemnification, and then only for expenses. In addition, Maryland law permits a corporation to advance reasonable expenses to a director or officer upon the corporation’s receipt of (a) a written affirmation by the director or officer of his or her good faith belief that he or she has met the standard of conduct necessary for indemnification by the corporation and (b) a written undertaking by him or her or on his or her behalf to repay the amount paid or reimbursed by the corporation if it is ultimately determined that the standard of conduct was not met.

The Investment Advisory Agreement provides that, absent willful misfeasance, bad faith or gross negligence in the performance of its duties or by reason of the reckless disregard of its duties and obligations, Prospect Capital Management LLC (the “Adviser”) and its officers, managers, agents, employees, controlling persons, members and any other person or entity affiliated with it are entitled to indemnification from Prospect for any damages, liabilities, costs and expenses (including reasonable attorneys’ fees and amounts reasonably paid in settlement) arising from the rendering of the Adviser’s services under the Investment Advisory Agreement or otherwise as an Investment Adviser of Prospect.

The Administration Agreement provides that, absent willful misfeasance, bad faith or negligence in the performance of its duties or by reason of the reckless disregard of its duties and obligations, Prospect Administration LLC and its officers, manager, agents, employees, controlling persons, members and any other person or entity affiliated with it are entitled to indemnification from Prospect for any damages, liabilities, costs and expenses (including reasonable attorneys’ fees and amounts reasonably paid in settlement) arising from the rendering of Prospect Administration LLC’s services under the Administration Agreement or otherwise as administrator for Prospect.

The Administrator is authorized to enter into one or more sub-administration agreements with other service providers (each a “Sub-Administrator”) pursuant to which the Administrator may obtain the services of the service providers in fulfilling its responsibilities hereunder. Any such sub-administration agreements shall be in accordance with the requirements of the 1940 Act and other applicable U.S. Federal and state law and shall contain a provision requiring the Sub-Administrator to comply with the same restrictions applicable to the Administrator.

Item 16.	Exhibits.

(1)(a) Articles of Incorporation. (Incorporated by reference to the Registrant’s Registration Statement under the Securities Act of 1933, as amended, on Form N-2 (File No. 333-114552), filed on April 16, 2004.)

(1)(b) Articles of Amendment and Restatement. (Incorporated by reference to the Registrant’s Pre-effective Amendment No. 2 to the Registration Statement under the Securities Act of 1933, as amended, on Form N-2 (File No. 333-114552), filed on July 6, 2004.)

(1)(c) Articles of Amendment. (Incorporated by reference to the Registrant’s Pre-effective Amendment No. 3 to the Registration Statement under the Securities Act of 1933, as amended, on Form N-2 (File No. 333-143819), filed on September 5, 2007.)

(2)(a) Bylaws. (Incorporated by reference to the Registrant’s Pre-effective Amendment No. 2 to the Registration Statement under the Securities Act of 1933, as amended, on Form N-2 (File No. 333-114552), filed on July 6, 2004.)

(2)(b) Amended and Restated Bylaws. (Incorporated by reference to the Registrant’s Pre-effective Amendment No. 2 to the Registration Statement under the Securities Act of 1933, as amended, on Form N-2 (File No. 333-114552), filed on July 6, 2004.)

(2)(c) Amended and Restated Bylaws. (Incorporated by reference to Exhibit 3.1 to Registrant’s Form 8-K filed on September 21, 2009.)

(3) Not applicable.

(4) Agreement and Plan of Merger by and between Patriot Capital Funding, Inc. and Prospect Capital Corporation, dated as of August 3, 2009. Filed herewith as Appendix A to the Registration Statement on Form N-14.

(5) Form of Share Certificate. (Incorporated by reference to Pre-Effective Amendment No. 2 to the Registrant’s Registration Statement on Form N-2 (File No. 333-114522), filed on July 6, 2004.)

(6) Investment Advisory Agreement between Registrant and Prospect Capital Management LLC. (Incorporated by reference to Pre-Effective Amendment No. 2 to the Registrant’s Registration Statement on Form N-2 (File No. 333-114522), filed on July 6, 2004.)

(7)(a) Underwriting Agreement. (Incorporated by reference to the Registrant’s Post-effective Amendment No. 15 to the Registration Statement under the Securities Act of 1933, as amended, on Form N-2 (File No. 333-143819), filed on July 2, 2009.)

(7)(b) Underwriting Agreement. (Incorporated by reference to the Registrant’s Post-effective Amendment No. 13 to the Registration Statement under the Securities Act of 1933, as amended, on Form N-2 (File No. 333-143819), filed on May 20, 2009.)

7(c) Underwriting Agreement. (Incorporated by reference to the Registrant’s Post-effective Amendment No. 12 to the Registration Statement under the Securities Act of 1933, as amended, on Form N-2 (File No. 333-143819), filed on April 23, 2009.)

(8) Not applicable.

(9) Custodian Agreement. (Incorporated by reference to Pre-Effective Amendment No. 3 to the Registrant’s Registration Statement on Form N-2 (File No. 333-114522), filed on July 23, 2004.)

(10) Not applicable

**(11) Opinion and Consent of Venable LLP, as special Maryland counsel for Registrant.

**(12) Opinion of Sutherland Asbill & Brennan LLP as to tax matters.

***(14)(a) Consent of BDO Seidman LLP, independent registered public accounting firm.

***(14)(b) Consent of Grant Thornton LLP, independent registered public accounting firm.

*(14)(c) Report of Grant Thornton LLP regarding “Senior Securities of Patriot” table included herein.

(15) Not applicable.

(16) Not applicable.

***(17)(a) Form of Proxy Card of Patriot Capital Funding, Inc.

***(17)(b) Consent of FBR Capital Markets & Co.

  * Filed herewith.

 ** Incorporated by reference to Amendment No. 1 to this Registration Statement on Form N-14 (333-161764) filed on October 20, 2009.

*** Incorporated by reference to Amendment No. 2 to this Registration Statement on Form N-14 (333-161764) filed on October 22, 2009.

Item 17.	Undertakings.

(1) The undersigned registrant agrees that prior to any public reoffering of the securities registered through the use of a prospectus which is a part of this registration statement by any person or party who is deemed to be an underwriter within the meaning of Rule 145(c) of the Securities Act, the reoffering prospectus will contain the information called for by the applicable registration form for reofferings by person who may be deemed underwriters, in addition to the information called for by the other items of the applicable form.

(2) The undersigned registrant agrees that every prospectus that is filed under paragraph (1) above will be filed as a part of an amendment to the registration statement and will not be used until the amendment is effective, and that, in determining any liability under the 1933 Act, each post-effective amendment shall be deemed to be a new registration statement for the securities offered therein, and the offering of the securities at that time shall be deemed to be the initial bona fide offering of them.

SIGNATURES

As required by the Securities Act of 1933, this Post-Effective Amendment No. 1 to this registration statement has been signed on behalf of the registrant, in the City of New York, and State of New York, on the 26th day of October, 2009.

PROSPECT CAPITAL CORPORATION

By:	/s/ John F. Barry III
Name:  John F. Barry III

Title:	Chief Executive Officer and Chairman of the Board of Directors

As required by the Securities Act of 1933, this registration statement has been signed by the following persons in the capacities and on the dates indicated:

Signature	Title	Date

/s/ John F. Barry III John F. Barry III	Chief Executive Officer and Chairman of the Board of Directors	October 26, 2009

/s/ M. Grier Eliasek M. Grier Eliasek	Chief Operating Officer and Director	October 26, 2009

/s/ Brian H. Oswald Brian H. Oswald	Chief Financial Officer, Treasurer and Secretary (principal financial and accounting officer)	October 26, 2009

/s/ Graham D.S. Anderson Graham D.S. Anderson	Director	October 26, 2009

/s/ Andrew C. Cooper Andrew C. Cooper	Director	October 26, 2009

/s/ Eugene S. Stark Eugene S. Stark	Director	October 26, 2009

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